Exhibit 21.1

Subsidiaries of the Registrant

Harvard Apparatus Regenerative Technology (Hangzhou) Limited	(China)
Harvard Apparatus Regenerative Technology GmbH	(Germany)
Harvard Apparatus Regenerative Technology Limited	(Hong Kong)
Harvard Apparatus Regenerative Technology Incorporated	(California)